Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Inc. Reports Additional Drill Results at Santoy 7

    Toronto Stock Exchange
    Trading symbol - CRJ
    AMEX - CGR

    SASKATOON, March 29 /CNW Telbec/ - Claude Resources Inc. ("Claude") is
pleased to report drill results from its Santoy 7 "satellite" deposit near the
Seabee gold mine in Saskatchewan, Canada. The Santoy 7 project is the most advanced of Claude's several satellite projects. This project, accessible by a permanent road which was completed in 2006, is approximately 11 kilometres east of the mill. These results significantly increase Management's confidence in the grade, continuity and potential size of the Santoy 7 resource.
    In January 2007, Claude mobilized a surface drill to add in-fill holes and to test for mineralized extensions. A total of 39 holes have been drilled.
All drill results are presented in the table attached to this release.
Significant results are tabulated below:

    <<
                                                                   Cut Grade
                                              Interval  Est. True  (to 48.23
    Hole          Dip    From (m)     To (m)        (m)  Width (m)       g/t)
    -------------------------------------------------------------------------
    07-301      -45.9                          Pending
                                                Assays

    07-302      -81.7      76.00      77.00       1.00        0.9      48.23

    07-303      -55.0     104.62     105.64       1.02        1.0       8.07

    07-304      -63.0                          Pending
                                                Assays

    07-305      -85.0                          Pending
                                                Assays

    07-306      -55.0      43.57      49.83       6.26        6.2       5.86

                           43.57      44.56       0.99        0.9       9.83

    07-307      -80.0      49.00      52.00       3.00        3.0      10.39

                           54.00      55.00       1.00        1.0      15.53

                           61.00      62.00       1.00        1.0       9.47

    07-308      -55.0      70.00      71.00       1.00        0.9       7.00

                           76.00      77.00       1.00        0.9      44.77

    07-311      -52.8      66.00      67.00       1.00        1.0       9.63

    07-312      -56.0      71.00      72.00       1.00        0.9      14.50

    07-313      -67.0      38.50      41.00       2.50        2.3      23.62

                           46.00      49.00       3.00        2.8       5.60

    07-314      -67.8      76.78      78.64       1.86        1.8      13.74

                           83.58      85.55       1.97        1.9       6.01

    07-318      -81.3      53.00      55.00       2.00        1.3       8.44

    07-319      -43.8      67.00      69.00       2.00        2.0       9.80

    07-320      -80.0      62.00      63.00       1.00        1.0       9.83

    07-323      -81.0      39.00      45.00       6.00        5.8       8.09

                           39.00      41.00       2.00        1.9      20.28

                           49.00      52.00       3.00        2.9      23.88

    07-326      -84.4                          Pending
                                                Assays

    07-327      -45.4                          Pending
                                                Assays

    07-330      -73.0      54.00      55.00       1.00        1.0      48.23

    07-332      -70.0      65.00      67.00       2.00        2.0      37.18

                           71.52      72.28       0.76        0.7      38.93

                           77.86      78.78       0.92        0.9       6.63

    07-335      -66.0      64.00      67.00       3.00        3.0      27.81

                           65.00      66.00       1.00        1.0      48.23

                           66.00      67.00       1.00        1.0      31.20

    07-336      -84.0      70.00      72.00       2.00        2.0       9.77

                           70.00      71.00       1.00        1.0      17.13

    Claude previously reported a National Instrument 43-101 ("NI 43-101")
compliant resource calculation in the March 1, 2006 press release "Claude
Resources Plans Major Drill Program in 2006", which is available on the
Company's website at www.clauderesources.com. The Company is in the process of updating the NI 43-101 resource calculation for Santoy 7.
    A 15,000 tonne bulk sample from the 40 metre level of Santoy 7 is currently underway. Results are expected early in the second quarter. Permits to extract an additional 20,000 tonnes from the 65 metre level of Santoy 7 has been applied for. Pending positive results of these bulk sampling programs, the Company expects Santoy 7 ore to provide additional feedstock to the Seabee mill.
    Claude has an exploration budget for the Seabee area of up to $7.0 million for 2007.
    Samples were assayed by Claude's assay lab at the Seabee mine site (not accredited). Check assays are conducted at site as well as at TSL Laboratories in Saskatoon and results are consistent with those reported. The exploration programs are under the direction of Qualified Person Judy Stoeterau, P.Geo,
Vice President Exploration of Claude.
    Claude Resources Inc.'s focus is gold exploration and mining. In addition to the Seabee gold mine the Company owns the Madsen exploration project in Red
Lake, Ontario, Canada, a 10,000 acre property with a mill, shaft and permitted tailings facilities. The Company also owns oil and gas assets which produce approximately 460 barrels of oil equivalent per day.
    The Company has 77.0 million common shares outstanding (82.4 million fully diluted) and is listed on the Toronto and American Stock Exchanges (TSX - CRJ;
AMEX - CGR).

    CAUTION REGARDING FORWARD-LOOKING INFORMATION

    This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
    Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

         Claude Resources Inc., Additional Drill Results at Santoy 7,
                               March 28, 2007

                             Collar
    Hole            E          N          Z    Azimuth        Dip    From (m)
    -------------------------------------------------------------------------

    07-300   598105.0  6171413.0      448.0      250.5      -58.0      74.00

                                                                       75.00

                                                                       76.00

                                                                       79.00

                                                                       84.00

    07-301   598053.5  6171415.8      445.1      245.6      -45.9

    07-302   598093.4  6171379.3      447.0      253.1      -81.7      65.00

                                                                       76.00

    07-303   598152.0  6171386.5      448.2      250.3      -55.0     104.62

    07-304   598128.5  6171350.5      446.5      252.5      -63.0

    07-305   598128.5  6171350.5      448.0      252.5      -85.0

    07-306   598063.0  6171297.0      441.7      250.0      -55.0      43.57

                                                                       43.57

                                                                       49.15

    07-307   598063.0  6171297.0      441.7      250.0      -80.0      47.00

                                                                       49.00

                                                                       52.00

                                                                       54.00

                                                                       57.00

                                                                       61.00

    07-308   598125.0  6171320.0      445.6      250.0      -55.0      68.00

                                                                       68.00

                                                                       70.00

                                                                       76.00

    07-309   598125.0  6171320.0      445.6      250.0      -70.0      69.77

                                                                       82.40

    07-310   598125.0  6171320.0      445.6      250.0      -85.0      39.00

                                                                       97.00

    07-311   598100.2  6171285.8      444.0      250.0      -52.8      65.00

                                                                       66.00

                                                                       70.00

                                                                       78.00

                                                                       84.00

    07-312   598125.7  6171294.8      445.9      246.3      -56.0      71.00

                                                                       83.00

                                                                       90.00

    07-313   598057.9  6171242.2      445.3      244.3      -67.0      38.50

                                                                       46.00

    07-314   598110.1  6171262.6      446.6      244.4      -67.8      76.78

                                                                       83.58

    07-315   598110.1  6171262.6      446.6      250.0      -85.0      57.00

    07-316   598133.6  6171273.4      448.2      250.0      -88.8

    07-317   598107.3  6171241.4      446.6      255.5      -60.5

    07-318   598107.8  6171241.5      446.4      250.0      -81.3      53.00

    07-319   598092.9  6171199.1      449.3      245.2      -43.8      67.00

                                                                       73.00

    07-320   598094.8  6171199.9      446.9      241.1      -80.0      59.00

                                                                       62.00

    07-321   598160.9  6171223.1      452.2      251.2      -61.9

    07-322   598058.5  6171241.8      442.2      243.3      -47.0

    07-323   598058.5  6171241.8      442.2      250.0      -81.0      39.00

                                                                       39.00

                                                                       49.00

    07-324   598048.0  6171267.2      445.4      250.0      -67.0      60.00

    07-325   598047.5  6171263.0      445.7      249.5      -49.0      71.61

    07-326   598052.5  6171219.0      443.5      250.0      -84.4

    07-327   598048.4  6171238.1      445.3      245.6      -45.4

    07-328   598048.4  6171238.1      445.3      250.0      -68.0      51.00

                                                                       62.25

    07-329   598071.4  6171213.7      444.4      250.0      -60.0

    07-330   598071.4  6171213.7      444.4      250.0      -73.0      36.23

                                                                       54.00

    07-331   598071.4  6171213.7      444.4      250.0      -89.0      50.87

                                                                       52.81

                                                                       66.00

    07-332   598105.7  6171226.2      446.7      250.0      -70.0      65.00

                                                                       68.00

                                                                       71.52

                                                                       77.86

    07-333   598105.7  6171226.2      446.7      250.0      -87.0      51.00

    07-334   598045.0  6171204.2      442.4      250.0      -50.0      47.00

    07-335   598045.0  6171204.2      442.4      250.0      -66.0      64.00

                                                                       65.00

                                                                       66.00

    07-336   598142.0  6171238.5      449.5      250.0      -84.0      70.00

                                                                       70.00

    07-337   598142.0  6171238.5      449.5      250.0      -69.0

    07-338   598081.5  6171193.1      448.6      250.0      -45.0

                                                                   Cut Grade
                                   Interval  Est. True      Grade  (to 48.23
    Hole                   To (m)        (m)  Width (m)      (g/t)       g/t)
    -------------------------------------------------------------------------

    07-300                 85.00      11.00       11.0       1.77       1.77

                           76.00       1.00        1.0       6.57       6.57

                           77.00       1.00        1.0       2.10       2.10

                           81.00       2.00        2.0       2.52       2.52

                           85.00       1.00        1.0       3.67       3.67

    07-301                          Pending
                                     Assays

    07-302                 78.00      13.00       11.0       7.17       4.11

                           77.00       1.00        0.9      88.00      48.23

    07-303                105.64       1.02        1.0       8.07       8.07

    07-304                          Pending
                                     Assays

    07-305                          Pending
                                     Assays

    07-306                 49.83       6.26        6.2       5.86       5.86

                           44.56       0.99        0.9       9.83       9.83

                           49.83       0.68        0.6       4.10       4.10

    07-307                 62.00      15.00       15.0       4.71       4.71

                           52.00       3.00        3.0      10.39      10.39

                           54.00       2.00        2.0       2.44       2.44

                           55.00       1.00        1.0      15.53      15.53

                           59.00       2.00        2.0       4.09       4.09

                           62.00       1.00        1.0       9.47       9.47

    07-308                 79.00      11.00       10.3       4.92       4.92

                           69.00       1.00        0.9       4.20       4.20

                           71.00       1.00        0.9       7.00       7.00

                           77.00       1.00        0.9      44.77      44.77

    07-309                 74.70       4.93        4.9       0.27       0.27

                           87.00       4.60        4.6       0.04       0.04

    07-310                 43.00       4.00        2.8       0.03       0.03

                           99.00       2.00        1.7       7.70       7.70

    07-311                 71.00       6.00        6.0       2.46       2.46

                           67.00       1.00        1.0       9.63       9.63

                           71.00       1.00        1.0       2.97       2.97

                           80.00       2.00        2.0       4.99       4.99

                           87.00       3.00        3.0       4.16       4.16

    07-312                 72.00       1.00        0.9      14.50      14.50

                           85.00       2.00        1.8       3.57       3.57

                           91.00       1.00        0.9       3.57       3.57

    07-313                 41.00       2.50        2.3     289.19      23.62

                           49.00       3.00        2.8       5.60       5.60

    07-314                 78.64       1.86        1.8      13.74      13.74

                           85.55       1.97        1.9       6.01       6.01

    07-315                 61.00       4.00        3.7       4.37       4.37

    07-316                         No signi-
                                     ficant
                                     values

    07-317                         No signi-
                                     ficant
                                     values

    07-318                 55.00       2.00        1.3       8.44       8.44

    07-319                 69.00       2.00        2.0       9.80       9.80

                           74.00       1.00        1.0       4.33       4.33

    07-320                 63.00       4.00        4.0       3.44       3.44

                           63.00       1.00        1.0       9.83       9.83

    07-321                         No signi-
                                     ficant
                                     values

    07-322                         No signi-
                                     ficant
                                     values

    07-323                 45.00       6.00        5.8       8.09       8.09

                           41.00       2.00        1.9      20.28      20.28

                           52.00       3.00        2.9      23.88      23.88

    07-324                 61.00       1.00        1.0       4.93       4.93

    07-325                 72.13       0.52        0.5       0.52       0.52

    07-326                          Pending
                                     Assays

    07-327                          Pending
                                     Assays

    07-328                 53.00       2.00        2.0       0.46       0.46

                           62.87       0.62        0.6       4.67       4.67

    07-329                         No signi-
                                     ficant
                                     values

    07-330                 50.00      13.77       13.7       0.55       0.55

                           55.00       1.00        1.0      57.23      48.23

    07-331                 69.00      18.13       15.9       2.10       2.10

                           54.39       1.58        1.4       4.70       4.70

                           69.00       3.00        2.6       3.19       3.19

    07-332                 67.00       2.00        2.0      54.78      37.18

                           69.00       1.00        1.0       2.97       2.97

                           72.28       0.76        0.7      38.93      38.93

                           78.78       0.92        0.9       6.63       6.63

    07-333                 52.00       1.00        1.0       4.80       4.80

    07-334                 48.00       1.00        1.0       2.00       2.00

    07-335                 67.00       3.00        3.0      43.06      27.81

                           66.00       1.00        1.0      93.37      48.23

                           67.00       1.00        1.0      31.20      31.20

    07-336                 72.00       2.00        2.0       9.77       9.77

                           71.00       1.00        1.0      17.13      17.13

    07-337                         No signi-
                                     ficant
                                     values

    07-338                         No signi-
                                     ficant
                                     values

    NOTE: Most holes drilled perpendicular to dip of ore body, therefore the interval is equal to true width.
          For those not drilled perpendicular to dip, true width was determined using simple trigonometry.
    >>
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: please contact: Neil McMillan, President &
Chief Executive Officer, (306) 668-7505; Renmark Financial Communications
Inc.: Neil Murray-Lyon, nmurraylyon(at)renmarkfinancial.com; Christina Lalli,
clalli(at)renmarkfinancial.com; (514) 939-3989, Fax: (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 08:48e 29-MAR-07